UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Landos Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

515069102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Josep Bassaganya-Riera
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,720,868 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,720,868 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,720,868 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of shares held by trusts under which Mr. Bassaganya-Riera is the sole trustee and the beneficiaries are Mr. Bassaganya-Riera and/or his immediate family members. Mr. Bassaganya-Riera disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

CUSIP No. 515069102	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Landos Biopharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices

P.O. Box 11239, Blacksburg VA 24062

Item 2.

(a)	Name of Person Filing

Josep Bassaganya-Riera

(b)	Address of the Principal Office or, if none, residence

c/o BioTherapeutics, Inc, 1800 Kraft Drive, Suite 100, Blacksburg VA 24060

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

515069102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,720,868 (1)

(b)	Percent of class: 14.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 5,720,868 (1)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 5,720,868 (1)

	(iv)	Shared power to dispose or to direct the disposition of 0

(1)	Consists of shares held by trusts under which Mr. Bassaganya-Riera is the sole trustee and the beneficiaries are Mr. Bassaganya-Riera and/or his immediate family members. Mr. Bassaganya-Riera disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

CUSIP No. 515069102	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. 515069102	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2023
Date

/s/ Josep Bassaganya-Riera
Signature

Josep Bassaganya-Riera
Name/Title